ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

INVESTMENT COMPANY BLANKET BOND

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1.     Name of Insured (the "Insured")                                   Bond Number:

     OppenheimerFunds Inc.                                                     87106110B

Principal Office: Two World Financial Center          Mailing Address: Two World Financial Center
           255 Liberty Street, 11th Floor                255 Liberty Street, 11th Floor
           New York, NY 10281                          New York, NY 10281

Item 2.	Bond Period: from 12:01 a.m. on	November 30, 2010	, to 12:01 a.m. on	November 30, 2011	, or

the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability --

             Subject to Sections 9, 10 and 12 hereof:

                                                                                                               LIMIT OF                 DEDUCTIBLE

                                                                                                               LIABILITY                  AMOUNT

Insuring Agreement A - FIDELITY                                                          $130,000,000                    $250,000

Insuring Agreement B - AUDIT EXPENSE                                                      $50,000                      $10,000

Insuring Agreement C - ON PREMISES                                                   $130,000,000                    $250,000

Insuring Agreement D - IN TRANSIT                                                      $130,000,000                    $250,000

Insuring Agreement E - FORGERY OR ALTERATION                           $130,000,000                    $250,000

Insuring Agreement F - SECURITIES                                                      $130,000,000                     $250,000

Insuring Agreement G - COUNTERFEIT CURRENCY                           $130,000,000                    $250,000

Insuring Agreement H - UNCOLLECTIBLE ITEMS OF DEPOSIT                $25,000                        $5,000

Insuring Agreement I - PHONE/ELECTRONIC TRANSACTIONS         $130,000,000                    $250,000

If "Not Covered" is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.

OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

Insuring Agreement J - COMPUTER SECURITY                                   $130,000                           $250,000

  Item 4.     Offices or Premises Covered--All the Insured's offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5.     The liability of ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders:     1-2-3-4-5-6-7-8-9-10-11-12-13-14-15

     and of all Riders applicable to this Bond issued during the Bond Period.

         By: /S/ Catherine Dalton

           Authorized Representative

INVESTMENT COMPANY BLANKET BOND

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (“Bond”), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A.     FIDELITY

Loss caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B.     AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.     ON PREMISES

Loss resulting from Property that is (1) located or reasonably believed by the Insured to be located within the Insured’s offices or premises, and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D.     IN TRANSIT

Loss resulting from Property that is (1) in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A. Property is “in transit” beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E.     FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on (1)      any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent. This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.     SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G.     COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit. This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.     UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1)     uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account, or

(2)     any Item of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.     PHONE/ELECTRONIC TRANSACTIONS

Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1)     is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2)     is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)     is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

EXCLUDING loss resulting from:

(1)     the failure to pay for shares attempted to be purchased; or

(2)     any redemption of Investment Company shares which had been improperly credited to a shareholder’s account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)     any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

(4)     any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

(5)     the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(6)     a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(7) the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, “Fidelity” or Insuring Agreement J, “Computer Security”.

GENERAL AGREEMENTS

A.     ADDITIONAL OFFICES OR EMPLOYEES--CONSOLIDATION OR MERGER--NOTICE

1.     Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.     If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.     WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.     COURT COSTS AND ATTORNEYS’ FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

1.     an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

2.     in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured’s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.      INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 of the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term “loss” as used herein shall include an Insured’s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS

AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING

PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A.     “Alteration” means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.     “Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C.     “Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

D.     “Counterfeit” means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

E.     “Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

F.     “Depository” means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

G.     “Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

H.     “Electronic Transmission” means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

I.     “Employee” means:

(1)     each officer, director, trustee, partner or employee of the Insured, and

(2)     each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3)     each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4)     each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

(5)     each officer, director, trustee, partner or employee of

(a) an investment adviser,

(b) an underwriter (distributor),

(c) a transfer agent or shareholder accounting recordkeeper, or

(d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee;PROVIDED, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

(6)     each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7)     each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8)     each officer, partner or employee of

(a)     any Depository or Exchange,

(b)     any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

(c)     any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9)     in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

J.     “Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.

K.     “Forgery” means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

L.     “Items of Deposit” means one or more checks or drafts.

M.     “Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

N.     “Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading “Limit of Liability” in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

O.     “Mysterious Disappearance” means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

P.     “Non-Fund” means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

Q.     “Phone/Electronic Transaction Security Procedures” means security procedures for Phone/
Electronic Transactions as provided in writing to the Underwriter.

R.     “Phone/Electronic Transaction” means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

S.     “Property” means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

T.     “Securities” means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. “Securities” does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

U.     “Security Company” means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

V.     “Self Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

W.     “Shareholder of Record” means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

X.     “Single Loss” means:

(1)     all loss resulting from any one actual or attempted Theft committed by one person, or

(2)     all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

(3)     all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(4)     all expenses incurred with respect to any one audit or examination, or

(5)     all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

Y.     “Telefacsimile” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

Z.     “Theft” means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2. EXCLUSIONS
THIS BOND DOES NOT COVER:

A.     Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured’s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B.

Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.     Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D.     Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

E.     Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F.     Loss resulting from Property that is the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.     Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H.     Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.     Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat

(1)     to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2)     to do damage to the premises or Property of the Insured,

unless such loss is otherwise covered under Insuring Agreement A.

J.     All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.     Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L.     Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.     Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N.     Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.     Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.     Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.     Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

     Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 4. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

     This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured. As soon as practicable and not more than sixty (60) days after discovery, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

See also General Agreement C (Court Costs and Attorneys' Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

    The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

     Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)     becomes aware of facts, or

(2)     receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1)     the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2)     the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3)     the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

     The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured’s right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

     If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9.NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10.     MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12. DEDUCTIBLE AMOUNT

     The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

     No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13. TERMINATION

     The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

     The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

     This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

     Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

     Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

     For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

     This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14. RIGHTS AFTER TERMINATION

     At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

     Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

     The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

     The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

     This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.     the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.     the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.     the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.     for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E.     if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.     each named Insured shall constitute “the Insured” for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.     the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B.     the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.     the total number of outstanding voting securities.

As used in this Section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED                                             BOND NUMBER

OppenheimerFunds, Inc.                                         87106110B

EFFECTIVE DATE               BOND PERIOD          AUTHORIZED REPRESENTATIVE

November 30, 2010      November 30, 2010 to November 30, 2011 /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

OFI Institutional Asset Management, Inc.

Oppenheimer Acquisition Corp.

     Oppenheimer Real Asset Management, Inc.

OppenheimerFunds Distributor, Inc.
OppenheimerFunds Legacy Program
OppenheimerFunds Services, a division of OppenheimerFunds, Inc.
Shareholder Financial Services, Inc.
Shareholder Services, Inc.
OppenheimerFunds, Inc. Retirement Plan
OppenheimerFunds, Inc. Capital Accumulation Plan

OppenheimerFunds, Inc. Deferred Compensation Plan

     Oppenheimer Absolute Return Fund
     Oppenheimer Small & Mid-Cap Growth Fund
     Oppenheimer AMT-Free Municipals

     Oppenheimer AMT-Free New York Municipals

Oppenheimer Balanced Fund
Oppenheimer Baring SMA International Fund
Oppenheimer California Municipal Fund
Oppenheimer Capital Appreciation Fund
Oppenheimer Capital Income Fund
Oppenheimer Cash Reserves
Oppenheimer Champion Income Fund
Oppenheimer Commodity Strategy Total Return Fund
Oppenheimer Developing Markets Fund
Oppenheimer Discovery Fund

Oppenheimer Emerging Growth Fund

Oppenheimer Equity Fund, Inc.
Oppenheimer Equity Income Fund, Inc.
Oppenheimer Global Fund

     Oppenheimer Global Opportunities Fund

Oppenheimer Global Strategic Income Fund

Oppenheimer Global Value Fund

Oppenheimer Gold & Special Minerals Fund
Oppenheimer Integrity Funds, a series fund consisting of:

o	Oppenheimer Core Bond Fund

Oppenheimer International Bond Fund
Oppenheimer International Diversified Fund
Oppenheimer International Growth Fund
Oppenheimer International Small Company Fund

     Oppenheimer Limited Term California Municipal Fund

Oppenheimer Limited-Term Government Fund
Oppenheimer Main Street Funds, Inc.®, a series fund consisting of:

o	Oppenheimer Main Street Fund®

Oppenheimer Main Street Opportunity Fund®

Oppenheimer Main Street Small Cap Fund®
Oppenheimer Main Street Select Fund
Oppenheimer Main Street Small & Mid-Cap Fund
Oppenheimer Master Event-Linked Bond Fund, LLC
Oppenheimer Master International Value Fund, LLC
Oppenheimer Master Loan Fund, LLC
Oppenheimer Money Market Fund, Inc.
Oppenheimer Multi-State Municipal Trust, a series fund consisting of:

o	Oppenheimer New Jersey Municipal Fund

o	Oppenheimer Pennsylvania Municipal Fund

o	Oppenheimer Rochester National Municipals

Oppenheimer Municipal Fund, a series fund consisting of:

o	Oppenheimer Limited Term Municipal Fund

Oppenheimer Portfolio Series Fixed Income Active Allocation Fund
Oppenheimer Portfolio Series, a series fund consisting of:

o	Active Allocation Fund

o	Equity Investor Fund

o	Conservative Investor Fund

o	Moderate Investor Fund

     Oppenheimer Principal Protected Trust II, a series fund consisting of:

o	Oppenheimer Principal Protected Main Street Fund II

     Oppenheimer Principal Protected Trust III, a series fund consisting of:

o	Oppenheimer Principal Protected Main Street Fund III

Oppenheimer Principal Protected Trust, a series fund consisting of:

o	Oppenheimer Principal Protected Main Street Fund

Oppenheimer Quest for Value Funds, a series consisting of:

o	Oppenheimer Global Allocation Fund

o	Oppenheimer Quest Opportunity Value Fund

o	Oppenheimer Small- & Mid- Cap Value Fund

Oppenheimer Quest International Value Fund

Oppenheimer Real Estate Fund
Oppenheimer Rising Dividends Fund

Oppenheimer Select Value Fund

Oppenheimer Senior Floating Rate Fund

Oppenheimer Series Fund, Inc., a series fund consisting of:

o	Oppenheimer Value Fund

Oppenheimer U.S. Government Trust

Oppenheimer Variable Account Funds, a series fund consisting of:

o	Oppenheimer Balanced Fund/ VA

o	Oppenheimer Capital Appreciation Fund/ VA

o	Oppenheimer Core Bond Fund/ VA

o	Oppenheimer Global Securities Fund/ VA

o	Oppenheimer High Income Fund/ VA

o	Oppenheimer Main Street Fund/ VA

o	Oppenheimer Main Street Small Cap Fund/ VA

o	Oppenheimer Small & MidCap Fund/ VA

o	Oppenheimer Money Fund/ VA

o	Oppenheimer Global Strategic Bond Fund/ VA

o	Oppenheimer Value Fund/ VA

Panorama Series Fund, Inc., a series fund consisting of:

o	Growth Portfolio

o	Oppenheimer International Growth Fund/VA

o	Total Return Portfolio

Rochester Fund Municipals
Rochester Portfolio Series, a series fund consisting of:

o	Limited Term New York Municipal Fund

Oppenheimer Institutional Money Market Fund
Oppenheimer Life Cycle Funds:

o	Oppenheimer Transition 2010 Fund

o	Oppenheimer Transition 2015 Fund

o	Oppenheimer Transition 2020 Fund

o	Oppenheimer Transition 2025 Fund

o	Oppenheimer Transition 2030 Fund

o	Oppenheimer Transition 2040 Fund

o	Oppenheimer Transition 2050 Fund

Oppenheimer Rochester™ Double Tax-Free Municipals Fund
Oppenheimer Rochester General Municipal Fund

     Oppenheimer Rochester Arizona Municipal Fund
     Oppenheimer Rochester Maryland Municipal Fund

Oppenheimer Rochester Massachusetts Municipal Fund
Oppenheimer Rochester Michigan Municipal Fund

     Oppenheimer Rochester Minnesota Municipal Fund
     Oppenheimer Rochester North Carolina Municipal Fund

Oppenheimer Rochester Ohio Municipal Fund
Oppenheimer Rochester Virginia Municipal Fund

     Oppenheimer Institutional Money Market Fund
     Oppenheimer Institutional Treasury Money Market Fund
     Oppenheimer Investment Grade Bond Fund
     OFI Liquid Assets Fund, LLC
     Oppenheimer Total Return Fund Periodic Investment Plan

Oppenheimer Currency Opportunities Fund

     Oppenheimer Emerging Markets Debt Fund
     Oppenheimer Master Inflation Protected Securities Fund, LLC
     Oppenheimer Corporate Bond Fund

     Cayman Funds, a series fund consisting of:

o	RAF Fund Ltd.

o	Oppenheimer Gold and Special Minerals Fund (Cayman) Ltd.

o	Oppenheimer Global Strategic Income Fund (Cayman) Ltd.

o	Oppenheimer Global Strategic Income Fund/VA (Cayman) Ltd.

o	Oppenheimer Currency Opportunities Fund Cayman) Ltd.

o	Oppenheimer Absolute Return Fund (Cayman) Ltd.

o	Oppenheimer Global Allocation Fund (Cayman) Ltd.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED                                             BOND NUMBER

OppenheimerFunds, Inc.                                         87106110B

EFFECTIVE DATE               BOND PERIOD          AUTHORIZED REPRESENTATIVE

November 30, 2010      November 30, 2010 to November 30, 2011 /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, or acts or omissions of (including services rendered by) any Insured which is not an Insured Fund ("Non-Fund") or any Employee of a Non-Fund, except loss, otherwise covered by the terms of this Bond, resulting from or in connection with

(1)     services rendered by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer or redemption of their Fund shares; or

(2)     Investment Advisory Services rendered by a Non-Fund to any Fund; or

(3)      distribution, administrative or transfer agency services rendered by a Non-Fund to any Fund; or

(4)     in the case of a Non-Fund substantially all of whose business is rendering the services described in (1), (2), or (3) above, the general business, activities or operations of such Non-Fund, excluding (a) the rendering of services (other than those described in (1), (2), or (3) above) to any person, or (b) the sale of goods or property of any kind.

It is further understood and agreed that with respect to any Non-Fund, Insuring Agreements C and D only cover loss of Property which a Non-Fund uses or holds, or in which a Non-Fund has an interest, in each case wholly or partially in connection with the provision of services as described in (1), (2), or (3) above.

As used herein, "Investment Advisory Services" means (a) advice with respect to the desirability of investing in, purchasing or selling securities or other property, including the power to determine what securities or other property shall be purchased or sold, but not including furnishing only statistical and other factual information (such as economic factors and trends); and (b) the provision of financial, economic or investment management services, but only if ancillary and related to the advice referred to in clause (a) above.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED                                             BOND NUMBER

OppenheimerFunds, Inc.                                         87106110B

EFFECTIVE DATE               BOND PERIOD          AUTHORIZED REPRESENTATIVE

November 30, 2010      November 30, 2010 to November 30, 2011 /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, acts or omissions of any Insured or any Employee of any Insured where such loss is based upon, arises out of or in any way involves the provision of services to any Plan, EXCEPT loss, otherwise covered by the terms of this Bond, resulting from, or in connection with the business of:

(a)	the provision of Investment Advisory Services by an Insured to any In-House Plan; or

(b)	the provision of Administrative Services by an Insured to any In-House Plan;

(c)	the provision of Investment Advisory Services by an Insured (“Adviser”) to any Third Party Plan that is a client of the Adviser; or

(d)	the provision of Administrative Services by an Insured to any Third Party Plan that is a client of the Insured.

It is further understood and agreed that Insuring Agreements C and D only cover loss of Property which an Insured uses or holds, or in which the Insured has an interest, in each case in connection with (a), (b), (c) or (d) above.

It is further understood and agreed that notwithstanding the foregoing, this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with, and Insuring Agreements C and D do not cover loss of Property which an Insured uses or holds, or in which it has an interest, in each case in connection with:

(1)

the discretionary voting by or on behalf of any Plan of Designated Securities owned or held by such Plan, unless, in the case of a vote by or on behalf of the Plan, such vote was pursuant to the direction of a majority of trustees of such Plan who were not then Interested Trustees;

(2)	custodial services for the safekeeping and custody of securities or other property;

(3)	liability of an Insured arising from its status as the employer of employees covered by a Plan (including liability arising from the Insured’s failure to collect contributions or to pay benefits); or

(4)

in the case of an Insured acting or purporting to act as a trustee or “directed trustee” for any Third Party Plan, any liability of the Insured arising from its actual or alleged status as a fiduciary (within the meaning of the Employee Retirement Security Act of 1974, as amended (“ERISA”)) to any such Third Party Plan or its actual or alleged violation of Section 502(a)(3) of ERISA, except that this subpart (4) shall not preclude indemnification for associated court costs and attorneys’ fees for which coverage is otherwise available under General Agreement C of this Bond.

It is further understood and agreed that for purposes of this rider:

(1)

“Administrative Services” shall mean administrative services, including, without limitation, voting securities which are Plan assets, causing Plan assets to be invested as directed in accordance with the Plan, and maintaining records and preparing reports with respect to Plan contributions, participant accounts and investments.

(2)	“Affiliated Entity” means any entity controlling, controlled by, or under common control with an Insured.

(3)	"Designated Securities" means securities issued by an Insured, or by any Affiliated Entity, or by any Fund to which such Insured or any Affiliated Entity provides any services.

(4)

"Interested Trustee" means any trustee of a Plan who is also (a) an officer, director, trustee, partner or employee of, or who owns, controls, or holds power to vote 5% or more of the outstanding voting securities of, (i) any Insured (other than such Plan), or (ii) any Affiliated Entity, or (iii) any Fund to which such Insured or any Affiliated Entity provides any services, or (b) an Insured or an Affiliated Entity.

(5)	“Plan” means any retirement or employee benefit plan, including any trust relating thereto.

(6)	“In-House Plan” means any Plan for employees of an Insured, or for any Affiliated Entity, but always excluding employee stock ownership plans, stock bonus plans, and any trusts relating thereto.

(7)	“Third Party Plan” means any Plan for employees of an entity that is neither an Insured nor an Affiliated Entity.

It is further understood and agreed that with respect to In-House Plans, for purposes of Rider No. 2 of this bond only, an In-House Plan named as an Insured under this bond shall not be deemed to be a Non-Fund.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4

INSURED                                             BOND NUMBER

OppenheimerFunds, Inc.                                         87106110B

EFFECTIVE DATE               BOND PERIOD          AUTHORIZED REPRESENTATIVE

November 30, 2010      November 30, 2010 to November 30, 2011 /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond, this Bond shall not cover loss resulting from or in connection with the discretionary voting by any Insured of securities owned or held by any client of such Insured, where such securities are issued by (1) such Insured, or (2) any entity controlling, controlled by, or under common control with such Insured, ("Affiliated Entity"), or (3) any Fund to which such Insured or any Affiliated Entity provides any services.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED                                             BOND NUMBER

OppenheimerFunds, Inc.                                         87106110B

EFFECTIVE DATE               BOND PERIOD          AUTHORIZED REPRESENTATIVE

November 30, 2010      November 30, 2010 to November 30, 2011 /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J.     COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1.     Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.     "Authorized User" means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

b.     "Computer Fraud" means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

(1)     is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

(2)     is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3)     causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

c.     "Computer Security Procedures" means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

d.     "Covered Computer System" means any Computer System as to which the Insured has possession, custody and control.

e.     "Unauthorized Third Party" means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

f.     "User Identification" means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

2.     Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

a.     Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and

b.     Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); and

c.     Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

d.     Any loss resulting from a Computer Fraud committed by or in collusion with:

(1)     any Authorized User (whether a natural person or an entity); or

(2)     in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User ("Related Entity"), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3)     in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent ("Employer Entity"), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity ("Employer-Related Entity"), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

e.     Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

f.     Any loss resulting from Computer Fraud committed by means of wireless access to any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

g.     Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

h.     Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, "Single Loss," as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.0 of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a)     by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b)     immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED                                             BOND NUMBER

OppenheimerFunds, Inc.                                         87106110B

EFFECTIVE DATE               BOND PERIOD          AUTHORIZED REPRESENTATIVE

November 30, 2010      November 30, 2010 to November 30, 2011 /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

1.     In the event that a loss is covered under more than one bond issued to OppenheimerFunds, Inc. or any affiliates thereof issued by ICI Mutual Insurance Company, the total liability of ICI Mutual Insurance Company under all implicated bonds in combination shall not exceed the applicable Limit of Liability of the largest of the implicated bonds. In no event shall the applicable Limits of Liability of each of the implicated bonds be added together or otherwise combined to determine the total liability of ICI Mutual Insurance Company.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED                                             BOND NUMBER

OppenheimerFunds, Inc.                                         87106110B

EFFECTIVE DATE               BOND PERIOD          AUTHORIZED REPRESENTATIVE

November 30, 2010      November 30, 2010 to November 30, 2011 /S/ Catherine Dalton

FINRA BOND RIDER

In consideration of the premium charged for this Bond, it is hereby understood and agreed that with respect to OppenheimerFunds Distributor, Inc. only, this Bond is amended as follows:

1.     For purposes of Insuring Agreement C (“On Premises”), Sections 2 (“Exclusions”), and Section 6 (“Valuation of Property”), “Property” shall be deemed to include furnishings, fixtures, supplies, and equipment located within the office of and owned by the Insured; and

2.     For purposes of Insuring Agreement C ("On Premises"), "Mysterious Disappearances" shall be deemed to include "misplacement"; and

3.     The last sentence of Section 1.I (Definitions –“ Employee”) and Section 2.M are deleted; and

4.     The following statement is added to the Bond: “The Underwriter will use its best efforts to promptly notify the Financial Industry Regulatory Authority, Inc. in the event the Bond is cancelled, terminated or substantially modified. Failure to make such notification shall not impair or delay the effectiveness of any such cancellation, termination or substantial modification.”; and

5.     The first sentence of the second paragraph of Section 13 (“Termination”) is amended to read as follows: “The Insured may terminate this Bond only by written notice to the Underwriter prior to the effective date of the termination, with such effective date specified in the notice;” and

6.     With respect to the following Insuring Agreements, Item 3 of the Declarations is modified to read as follows:

Deductible Amount
Insuring Agreement A – Fidelity	$30,000
Insuring Agreement B – Audit Expense	$30,000
Insuring Agreement C – On Premises	$30,000
Insuring Agreement D – In Transit	$30,000
Insuring Agreement E – Forgery or Alteration	$30,000
Insuring Agreement F – Securities	$30,000
Insuring Agreement G – Counterfeit Currency	$30,000

It is further understood and agreed, the Underwriter will use its best efforts to notify the Financial Industry Regulatory Authority, Inc. within 30 days in the event the Bond is substantially modified, terminated or canceled.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED                                             BOND NUMBER

OppenheimerFunds, Inc.                                         87106110B

EFFECTIVE DATE               BOND PERIOD          AUTHORIZED REPRESENTATIVE

November 30, 2010      November 30, 2010 to November 30, 2011 /S/ Catherine Dalton

FINRA BOND RIDER

In consideration of the premium charged for this Bond, it is hereby understood and agreed that with respect to Centennial Asset Management Corporation only, this Bond is amended as follows:

1.     For purposes of Insuring Agreement C (“On Premises”), Sections 2 (“Exclusions”), and Section 6 (“Valuation of Property”), “Property” shall be deemed to include furnishings, fixtures, supplies, and equipment located within the office of and owned by the Insured; and

2.     For purposes of Insuring Agreement C ("On Premises"), "Mysterious Disappearances" shall be deemed to include "misplacement"; and

3.     The last sentence of Section 1.I (Definitions –“ Employee”) and Section 2.M are deleted; and

4.     The following statement is added to the Bond: “The Underwriter will use its best efforts to promptly notify the Financial Industry Regulatory Authority, Inc. in the event the Bond is cancelled, terminated or substantially modified. Failure to make such notification shall not impair or delay the effectiveness of any such cancellation, termination or substantial modification.”; and

5.     The first sentence of the second paragraph of Section 13 (“Termination”) is amended to read as follows: “The Insured may terminate this Bond only by written notice to the Underwriter prior to the effective date of the termination, with such effective date specified in the notice;” and

6.     With respect to the following Insuring Agreements, Item 3 of the Declarations is modified to read as follows:

Deductible Amount
Insuring Agreement A – Fidelity	$30,000
Insuring Agreement B – Audit Expense	$30,000
Insuring Agreement C – On Premises	$30,000
Insuring Agreement D – In Transit	$30,000
Insuring Agreement E – Forgery or Alteration	$30,000
Insuring Agreement F – Securities	$30,000
Insuring Agreement G – Counterfeit Currency	$30,000

It is further understood and agreed, the Underwriter will use its best efforts to notify the Financial Industry Regulatory Authority, Inc. within 30 days in the event the Bond is substantially modified, terminated or canceled.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED                                             BOND NUMBER

OppenheimerFunds, Inc.                                         87106110B

EFFECTIVE DATE               BOND PERIOD          AUTHORIZED REPRESENTATIVE

November 30, 2010      November 30, 2010 to November 30, 2011 /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E, Forgery or Alteration, and Insuring Agreement F, Securities, shall not apply with respect to loss through Forgery of a signature on the following documents:

(1)	letter requesting redemption of $50,000 or less payable by check to the shareholder of record and addressed to the address of record; or

(2)	letter requesting redemption of $50,000 or less by wire transfer to the record shareholder's bank account of record; or

(3)

written request to a trustee or custodian for a Designated Retirement Account ("DRA") which holds shares of an Insured Fund, where such request (a) purports to be from or at the instruction of the Owner of such DRA, and (b) directs such trustee or custodian to transfer $50,000 or less from such DRA to a trustee or custodian for another DRA established for the benefit of such Owner;

provided, that the Limit of Liability for a Single Loss as described above shall be $50,000 and that the Insured shall bear 20% of each such loss. This Rider shall not apply in the case of any such Single Loss which exceeds $50,000; in such case the Deductible Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

(A)	"Designated Retirement Account" means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

(B)	"Owner" means the individual for whose benefit the DRA, or a subaccount thereof, is established.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED                                             BOND NUMBER

OppenheimerFunds, Inc.                                         87106110B

EFFECTIVE DATE               BOND PERIOD          AUTHORIZED REPRESENTATIVE

November 30, 2010      November 30, 2010 to November 30, 2011 /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

(1)     such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

(2)     reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, "Third Party Check" means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

(1)     any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

(2)     such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, "Fidelity."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED                                             BOND NUMBER

OppenheimerFunds, Inc.                                         87106110B

EFFECTIVE DATE               BOND PERIOD          AUTHORIZED REPRESENTATIVE

November 30, 2010      November 30, 2010 to November 30, 2011 /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter within fifteen (15) days after the end of each calendar quarter, a list of all Newly Created Investment Companies or portfolios, the estimated annual assets of each Newly Created Investment Company or portfolio, and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios, unless said prospectuses and statements of additional information have been previously submitted. Following the end of a calendar quarter, any Newly Created Investment Company or portfolio created within the preceding calendar quarter will continue to be an Insured only if the Underwriter is notified as set forth in this paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created Investment Company or portfolio to the Bond by a Rider to this Bond.

For purposes of this Rider, “Newly Created Investment Company or portfolio” shall mean any Investment Company or portfolio for which registration with the SEC has been declared effective for a time period of less than one calendar quarter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED                                             BOND NUMBER

OppenheimerFunds, Inc.                                         87106110B

EFFECTIVE DATE               BOND PERIOD          AUTHORIZED REPRESENTATIVE

November 30, 2010      November 30, 2010 to November 30, 2011 /S/ Catherine Dalton

In consideration for the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover any loss resulting from any On-Line Redemption(s) or On-Line Purchase(s) involving an aggregate amount in excess of $250,000 per shareholder account per day, unless before such redemption(s) or purchase(s), in a procedure initiated by the Insured or by the entity receiving the request for such On-Line Redemption(s) or On-Line Purchase(s):

(i) the Shareholder of Record verifies, by some method other than an Electronic Transmission effected by computer-to-computer over the Internet or utilizing modem or similar connections, that each such redemption or purchase has been authorized, and (ii) if such redemption or purchase is to be effected by wire to or from a particular bank account, a duly authorized employee of the bank verifies the account number to or from which funds are being transferred, and that the name on the account is the same as the name of the intended recipient of the proceeds.

It is further understood and agreed that, notwithstanding the Limit of Liability set forth herein or any other provision of this Bond, the Limit of Liability with respect to any Single Loss caused by an On-Line Transaction shall be Ten Million Dollars ($10,000,000) and the On-Line Deductible with respect to Insuring Agreement I is Fifty Thousand Dollars ($50,000).

It is further understood and agreed that notwithstanding Section 8, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by On-Line Transactions shall be an aggregate of Ten Million Dollars ($10,000,000) for the Bond Period, irrespective of the total amount of such loss or losses.

For purposes of this Rider, the following terms shall have the following meanings:

“On-Line Purchase” means any purchase of shares issued by an Investment Company, which purchase is requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

“On-Line Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested by computer-to computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

“On-Line Transaction” means any Phone/Electronic Transaction requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED                                                                                         BOND NUMBER

OppenheimerFunds, Inc.                                         87106110B

EFFECTIVE DATE               BOND PERIOD          AUTHORIZED REPRESENTATIVE

November 30, 2010      November 30, 2010 to November 30, 2011 /S/ Catherine Dalton

In consideration for the premium charged for this Bond, it is hereby understood and agreed that, with respect to Insuring Agreement I only, the Deductible Amount set forth in Item 3 of the Declarations (“Phone/Electronic Deductible”) shall not apply with respect to a Single Loss, otherwise covered by Insuring Agreement I, caused by:

(1)	a Phone/Electronic Redemption requested to be paid or made payable by check to the Shareholder of Record at the address of record; or

(2)	a Phone/Electronic Redemption requested to be paid or made payable by wire transfer to the Shareholder of Record’s bank account of record,

provided, that the Limit of Liability for a Single Loss as described in (1) or (2) above shall be the lesser of 80% of such loss or $40,000 and that the Insured shall bear the remainder of each such Loss. This Rider shall not apply if the application of the Phone/Electronic Deductible to the Single Loss would result in coverage of greater than $40,000 or more; in such case the Phone-initiated Deductible and Limit of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider, “Phone/Electronic Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested (a) by voice over the telephone, (b) through an automated telephone tone or voice response system, (c) by Telefacsimile, or (d) transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED                                             BOND NUMBER

OppenheimerFunds, Inc.                                         87106110B

EFFECTIVE DATE               BOND PERIOD          AUTHORIZED REPRESENTATIVE

November 30, 2010      November 30, 2010 to November 30, 2011 /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement H), this Bond does not cover loss caused by a Phone/Electronic Transaction requested:

o      by wireless device transmissions over the Internet (including any connected or associated intranet or extranet),

except insofar as such loss is covered under Insuring Agreement A “Fidelity” of this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED                                             BOND NUMBER

OppenheimerFunds, Inc.                                         87106110B

EFFECTIVE DATE               BOND PERIOD          AUTHORIZED REPRESENTATIVE

November 30, 2010      November 30, 2010 to November 30, 2011 /S/ Catherine Dalton

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002 (the “Act”). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual’s “insured losses” in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total “insured losses” of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

This bond has no express exclusion for “acts of terrorism.” However, coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for “acts of terrorism” is one percent (1%).

Resolutions of

the New York and Denver Boards

of the Oppenheimer Funds

The undersigned Robert G. Zack, the duly elected, acting and qualified Secretary of each of the investment companies identified in Schedules I and II, attached hereto (collectively the "Funds"), hereby states that the following resolutions were duly and properly adopted by a majority of the Boards of Trustees or the Boards of Directors, as appropriate (collectively the "Board"), of each Fund, including a majority of its Board, who are neither "interested persons" nor "affiliated persons" as defined in the Investment Company Act of 1940, at meetings of the Board of each Fund held at the place and on the date indicated in Schedules I and II; that said Resolutions remain in full force and effect and have not been modified as of the date of this Certificate:

RESOLVED: That the amount and coverage of the fidelity bond issued by ICI Mutual Insurance Company in the amount of $130 million under which each Fund would be covered in case of a joint loss by more than one covered entity at least for the amounts indicated for each Fund, in the schedule (“Allocation Schedule”) to be attached by the appropriate officers of each Fund to the Securities and Exchange Commission filing required by rule 17g-1 under the Investment Company Act of 1940, under the column "Allocation of Coverage", the amount for each Fund to be equal to the minimum amount of coverage required by rule 17g-1, be and hereby are approved; and

FURTHER RESOLVED: That the form and amount of said bond applicable to each Fund, are hereby determined to be reasonable, due consideration having been given to the value of the aggregate assets of each Fund to which covered persons may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in each Fund's portfolio; and

FURTHER RESOLVED: That (i) the premium (the "Pro Rata Premium") in the amount indicated for each Fund, under the column "Premium 11/30/2010 - 11/30/2011" in the Allocation Schedule, and (ii) the reserve premium of 25.0% of the Pro Rata Premium (giving credit to any reserve premium previously paid by that Fund), for the period November 30, 2010 to November 30, 2011, are approved; and

FURTHER RESOLVED: That the Secretary of each Fund is hereby designated and authorized to execute an agreement with all other joint insureds under the joint insured bond, and to make the filings and give the notices as required by rule 17g-1 under the Investment Company Act of 1940.

Executed in New York, New York

December 20, 2010

                                                                                                     /s/ Robert G. Zack

                                                                                                    ____________________

     Robert G. Zack, Secretary

Schedule I

New York Board Oppenheimer Funds

The Meetings of the Boards of the following funds were held in New York, New York on November 11, 2010:

OPPENHEIMER ABSOLUTE RETURN FUND

OPPENHEIMER AMT-FREE MUNICIPALS

OPPENHEIMER AMT-FREE NEW YORK MUNICIPALS

OPPENHEIMER BALANCED FUND

OPPENHEIMER BARING SMA INTERNATIONAL FUND

OPPENHEIMER CALIFORNIA MUNICIPAL FUND

OPPENHEIMER CAPITAL APPRECIATION FUND

OPPENHEIMER DEVELOPING MARKETS FUND

OPPENHEIMER DISCOVERY FUND

OPPENHEIMER EQUITY INCOME FUND, INC.

OPPENHEIMER GLOBAL FUND

OPPENHEIMER GLOBAL OPPORTUNITIES FUND

OPPENHIEMER GLOBAL VALUE FUND

OPPENHEIMER GOLD & SPECIAL MINERALS FUND

OPPENHEIMER INSTITUTIONAL MONEY MARKET FUND

OPPENHEIMER INSTITUTIONAL TREASURY MONEY MARKET FUND

OPPENHEIMER INTERNATIONAL DIVERSIFIED FUND

OPPENHEIMER INTERNATIONAL GROWTH FUND

OPPENHEIMER INTERNATIONAL SMALL COMPANY FUND

OPPENHEIMER LIMITED TERM CALIFORNIA MUNICIPAL FUND

OPPENHEIMER MASTER INTERNATIONAL VALUE FUND, LLC

OPPENHEIMER MONEY MARKET FUND, INC.

OPPENHEIMER MULTI-STATE MUNICIPAL TRUST

OPPENHEIMER MUNICIPAL FUND

OPPENHEIMER PORTFOLIO SERIES
OPPENHEIMER QUEST FOR VALUE FUNDS
OPPENHEIMER QUEST INTERNATIONAL VALUE FUND
OPPENHEIMER REAL ESTATE FUND
OPPENHEIMER RISING DIVIDENDS FUND
OPPENHEIMER ROCHESTER ARIZONA MUNICIPAL FUND
OPPENHEIMER ROCHESTER DOUBLE TAX-FREE MUNICIPALS
OPPENHEIMER ROCHESTER GENERAL MUNICIPAL FUND
OPPENHEIMER ROCHESTER MARYLAND MUNICIPAL FUND
OPPENHEIMER ROCHESTER MASSACHUSETTS MUNICIPAL FUND
OPPENHEIMER ROCHESTER MICHIGAN MUNICIPAL FUND
OPPENHEIMER ROCHESTER MINNESOTA MUNICIPAL FUND
OPPENHEIMER ROCHESTER NORTH CAROLINA MUNICIPAL FUND
OPPENHEIMER ROCHESTER OHIO MUNICIPAL FUND
OPPENHEIMER ROCHESTER VIRGINA MUNICIPAL FUND
OPPENHEIMER SELECT VALUE FUND
OPPENHEIMER SERIES FUND, INC.

OPPENHEIMER SMALL- & MID-CAP GROWTH FUND

OPPENHEIMER TRANSITION 2010 FUND

OPPENHEIMER TRANSITION 2015 FUND

OPPENHEIMER TRANSITION 2020 FUND

OPPENHEIMER TRANSITION 2025 FUND

OPPENHEIMER TRANSITION 2030 FUND

OPPENHEIMER TRANSITION 2040 FUND

OPPENHEIMER TRANSITION 2050 FUND

OPPENHEIMER U.S. GOVERNMENT TRUST

ROCHESTER FUND MUNICIPALS

ROCHESTER PORTFOLIO SERIES

Schedule II

Denver Board Oppenheimer Funds

The Meetings of the Boards of the following funds were held in Centennial, Colorado on November 17, 2010:

OPPENHEIMER CAPITAL INCOME FUND

OPPENHEIMER CASH RESERVES

OPPENHEIMER CHAMPION INCOME FUND

OPPENHEIMER COMMODITY STRATEGY TOTAL RETURN FUND

OPPENHEIMER CORPORATE BOND FUND

OPPENHEIMER CURRENCY OPPORTUNITIES FUND

OPPENHEIMER EMERGING MARKETS DEBT FUND

OPPENHEIMER EQUITY FUND, INC.

OPPENHEIMER GLOBAL STRATEGIC INCOME FUND

OPPENHEIMER INTEGRITY FUNDS

OPPENHEIMER INTERNATIONAL BOND FUND

OPPENHEIMER LIMITED-TERM GOVERNMENT FUND

OPPENHEIMER MAIN STREET FUNDS, INC.

OPPENHEIMER MAIN STREET SELECT FUND

OPPENHEIMER MAIN STREET SMALL- & MID-CAP FUND

OPPENHEIMER MASTER EVENT-LINKED BOND FUND, LLC

OPPENHEIMER MASTER INFLATION PROTECTED SECURITIES FUND, LLC

OPPENHEIMER MASTER LOAN FUND, LLC

OPPENHEIMER PORTFOLIO SERIES FIXED INCOME ACTIVE ALLOCATION FUND

OPPENHEIMER PRINCIPAL PROTECTED TRUST I

OPPENHEIMER PRINCIPAL PROTECTED TRUST II

OPPENHEIMER PRINCIPAL PROTECTED TRUST III

OPPENHEIMER SENIOR FLOATING RATE FUND

OPPENHEIMER TOTAL RETURN FUND PERIODIC INVESTMENT PLAN

OPPENHEIMER VARIABLE ACCOUNT FUNDS

PANORAMA SERIES FUND, INC.

Oppenheimer Funds

Pro Forma Allocation of Fidelity Insurance
Coverage $130,000

                                                                                          09/30/2010                                                         Premium

                                                                                          Size in                Allocation            Allocation      12/1/2010-

New York Board                                                                Millions             of Coverage           Percentage    11/30/2011

853 Oppenheimer Absolute Return Fund                                18.0                    225,000                 0.17%           866
310 Oppenheimer AMT-Free Municipals                           2,761.9                 1,900.000                 1.46%         7,313
360 Oppenheimer AMT-Free New York Municipals          1,326.6                  1,250,000                 0.96%         4,811
240 Oppenheimer Balanced Fund                                        537.0                     900,000                 0.69%         3,464
841 Oppenheimer Baring SMA International Fund                   9.4                     175,000                 0.13%            674
790 Oppenheimer California Municipal Fund                      1,532.0                  1,500.000                 1.15%          5,773
320 Oppenheimer Capital Appreciation Fund                     5,439.3                   2,500,000                 1.92%          9,622
785 Oppenheimer Developing Markets Fund                    16,685.9                  1,000,000                  1.92%          9,622

500 Oppenheimer Discovery Fund                                       952.1                  1,000,000                  0.77%          3,849

835 Oppenheimer Equity Income Fund, Inc.                       1,047.1                  1,250,000                  0.96%          4,811
330 Oppenheimer Global Fund                                           9,144.1                  2,500,000                  1.92%          9,622
215 Oppenheimer Global Opportunities Fund                       2,803.1                 1,900,000                  1.46%          7,313
687 Oppenheimer Global Value Fund                                       2.4                    100,000                   0.08%            385
410 Oppenheimer Gold & Special Minerals Fund                4,146.0                  2,500,000                   1.92%         9,622

647 Oppenheimer Institutional Money Market Fund            6,160.1                  2,500,000                   1.92%         9,622
1347 Oppenheimer Institutional Treasury Money
          Market Fund (1)                                                           0.1                      50,000                   0.04%           192
195 Oppenheimer International Diversified Fund                 1,702.9                  1,500,000                   1.15%        5,773
825 Oppenheimer International Growth Fund                      4,352.0                  2,500,000                   1.92%        9,622
815 Oppenheimer International Small

Company Fund                                                    1,340.4                 1,250.000                    0.96%        4,811

Oppenheimer Life Cycle Funds (7 series)
465 Oppenheimer Transition 2010 Fund                                 37.0                     350,000                    0.27%        1,347
471 Oppenheimer Transition 2015 Fund                                 57.4                    400,000                    0.31%        1,540
665 Oppenheimer Transition 2020 Fund                                 90.3                     450,000                    0.35%        1,732
694 Oppenheimer Transition 2025 Fund                                 48.1                     350,000                    0.27%        1,347
682 Oppenheimer Transition 2030 Fund                               110.5                     525,000                    0.40%        2,021

716 Oppenheimer Transition 2040 Fund                                47.4                      350,000                    0.27%        1,347

858 Oppenheimer Transition 2050 Fund                                22.8                      255,000                    0.19%          962
801 Oppenheimer Limited Term California
          Municipal Fund                                                        280.8                     750,000                     0.58%       2,887
1260 Oppenheimer Master International Value
          Fund, LLC                                                               336.7                     750,000                     0.58%       2,887
200 Oppenheimer Money Market Fund, Inc.                      2,172.1                  1,700,000                      1.31%      6,543
Oppenheimer Multi-State Municipal Trust (3 series)
395 Oppenheimer New Jersey Municipal Fund                     657.2                     900,000                      0.69%     3,464
740 Oppenheimer Pennsylvania Municipal Fund                 1,240.7                   1,250,000                      0.96%   4,811

795 Oppenheimer Rochester National Municipals               6,843.2                   2,500,000                      1.92%    9,622
 Openheimer Portfolio Series (4 series)
550 Active Allocation Fund                                               2,057.5                   1,700,000                      1.31%     6,543
540 Conservative Investor Fund                                           319.7                     750,000                      0.58%     2,887

555 Equity Investor Fund                                                     607.4                     900,000                      0.69%     3,464

545 Moderate Investor Fund                                                933.6                   1,000,000                      0.77%    3,849
Oppenheimer Quest for Value Funds (3 series)

257 Oppenheimer Global Allocation Fund                           2,323.5                   1,700,000                      1.31%    6,543
236 Oppenheimer Quest Opportunity Value Fund               1,651.7                   1,500,000                      1.15%    5,773
251 Oppenheimer Small- & Mid- Cap Value Fund              2,319.7                   1,700,000                      1.31%    6,543
254 Oppenheimer Quest International Value

          Fund                                                                       815.6                     1,000,000                      0.77%   3,849
590 Oppenheimer Real Estate Fund                                    574.1                       900,000                       0.69%   3,464
225 Oppenheimer Rising Dividends Fund                          1,817.2                     1,500,000                      1.15%   5,773
582 Oppenheimer Rochester Arizona Municipal Fund            52.9                       400,000                       0.31%   1,540
621 Oppenheimer Rochester Short Term Municipal
          Fund (1)                                                                     0.1                         50,000                       0.04%     192
636 Oppenheimer Rochester Intermediate Term

          Municipal Fund (1)                                                      0.1                         50,000                       0.04%     192
567 Oppenheimer Rochester Maryland
          Municipal Fund                                                          88.6                        450,000                      0.35%    1,732
579 Oppenheimer Rochester Massachusetts
          Municipal Fund                                                          80.0                        450,000                      0.35%    1,732

573 Oppenheimer Rochester Michigan

          Municipal Fund                                                          53.8                        400,000                      0.31%    1,540

585 Oppenheimer Rochester Minnesota

          Municipal Fund                                                          74.8                        400,000                       0.31%   1,540
655 Oppenheimer Rochester North Carolina

Municipal Fund                                                     104.8                       525,000                       0.40%     2,021

570 Oppenheimer Rochester Ohio Municipal Fund                  80.5                       450,000                       0.35%     1,732
576 Oppenheimer Rochester Virginia Municipal Fund            111.4                       525,000                       0.40%     2,021
600 Oppenheimer Select Value Fund                                    321.2                       750,000                       0.58%     2,887

Oppenheimer Series Fund, Inc. (1 series)
375 Oppenheimer Value Fund                                            2,334.4                    1,700,000                       1.31%     6,543

721 Oppenheimer Small- & Mid-Cap Growth Fund                127.8                      525,000                        0.40%     2,021

220 Oppenheimer U.S. Government Trust                          1,043.9                    1,250,000                        0.96%     4,811
365 Rochester Fund Municipals                                        8,926.8                    2,500,000                        1.92%      9,622
Rochester Portfolio Series (1 series)
355 Limited Term New York Municipal Fund                     4,518.5                    2,500,000                        1.92%     9,622

Total New York Funds                                                   106,577.7                  66,200,000                     50.92%      254,796

Oppenheimer Funds
Pro Forma Allocation of Fidelity Insurance
Coverage $130,000

                                                                                     09/30/2010                                                                     Premium

                                                                                    Size in                     Allocation                    Allocation     12/1/2010-

Denver Board                                                               Millions                   of Coverage                Percentage     11/30/2011

300 Oppenheimer Capital Income Fund                           1,670.9                   1,500,000                       1.15%            5,773
760 Oppenheimer Cash Reserves                                   1,216.3                   1,250,000                       0.96%            4,811
190 Oppenheimer Champion Income Fund                         608.5                     900,000                       0.69%            3,464
735 Oppenheimer Commodity Strategy
          Total Return Fund                                                1,528.1                   1,500,000                      1.15%             5,773

1225 Oppenheimer Corporate Bond Fund                            21.3                      250,000                      0.19%               962
1365 Oppenheimer Currency Opportunities Fund                 12.4                      200,000                      0.15%               770

1360 Oppenheimer Emerging Markets Debt Fund                31.7                      300,000                      0.23%             1,155
420 Oppenheimer Equity Fund, Inc.                                1,568.9                    1,500,000                      1.15%             5,773
230 Oppenheimer Global Strategic Income Fund              9,057.8                    2,500,000                     1.92%             9,622

Oppenheimer Integrity Funds (1 series)
285 Oppenheimer Core Bond Fund                                 1,181.9                    1,250,000                     0.96%              4,811
880 Oppenheimer International Bond Fund                    13,382.0                    2,500,000                     1.92%              9,622

855 Oppenheimer Limited-Term Government Fund         1,985.5                    1,500,000                      1.15%              5,773
Oppenheimer Main Street Funds, Inc. (1 series)
700 Oppenheimer Main Street Fund                               5,385.3                     2,500,000                     1.92%              9,622
731 Oppenheimer Main Street Select Fund                     1,632.1                     1,500,000                     1.15%              5,773
847 Oppenheimer Main Street Small- & Mid-Cap
Fund                                                                            3,568.9                      2,300,000                     1.77%             8,852
1270 Oppenheimer Master Event-Linked
          Bond Fund, LLC                                                     63.9                        400,000                      0.31%             1,540

2000 Oppenheimer Master Inflation Protected
          Securities Fund, LLC                                               72.1                        400,000                      0.31%             1,540

1241 Oppenheimer Master Loan Fund, LLC                   1,838.2                      1,500,000                      1.15%             5,773

404 Oppenheimer Portfolio Series Fixed Income
          Active Allocation Fund                                            54.2                         400,000                      0.31%             1,540
Oppenheimer Principal Protected Trust (1 series)
Oppenheimer Principal Protected Trust II (1 series)
711 Oppenheimer Principal Protected Main

          Street Fund II                                                        66.2                          400,000                       0.31%             1,540

Oppenheimer Principal Protected Trust III (1 series)
771Oppenheimer Principal Protected Main

          Street Fund III                                                      31.0                           300,000                       0.23%             1,155
291 Oppenheimer Senior Floating Rate Fund                2,023.9                         1,700,000                       1.31%             6,543

Oppenheimer Variable Account Funds (11 series)

670 Oppenheimer Balanced Fund/VA                           232.9                            600,000                       0.46%             2,309
610 Oppenheimer Capital Appreciation Fund/VA        1,383.8                          1,250,000                       0.96%             4,811
630 Oppenheimer Core Bond Fund/VA                        196.0                             600,000                       0.46%             2,309
485 Oppenheimer Global Securities Fund/VA             2,624.5                          1,900,000                        1.46%             7,313

265 Oppenheimer Global Strategic Income Fund/VA  2,366.7                           1,700,000                        1.31%             6,543

640 Oppenheimer High Income Fund/VA                    136.6                              525,000                        0.40%             2,021

650 Oppenheimer Main Street Fund/VA                   1,619.0                            1,500,000                        1.15%             5,773

297 Oppenheimer Main Street Small Cap Fund/VA     870.2                            1,000,000                         0.77%             3,849
660 Oppenheimer Money Fund/VA                            157.1                               600,000                         0.46%             2,309

620 Oppenheimer Small- & Mid-Cap Fund/VA           577.7                               900,000                         0.69%             3,464

642 Oppenheimer Value Fund/VA                                 6.8                               150,000                         0.12%               577
Panorama Series Fund, Inc. (3 series)
608 Growth Portfolio                                                  75.7                               450,000                          0.35%               1,732
616 Oppenheimer International Growth Fund/VA      446.6                                750,000                          0.58%               2,887
609 Total Return Portfolio                                        112.9                                525,000                          0.40%               2,021

Total Denver Funds                                                57,807.5                            39,000,000                       30.00%            150,106

Private Funds

79 RAF Fund Ltd.                                                    267.5                                  750,000                         0.58%                2,887

1068 OFI Liquid Assets LLC                                       0.0                                    50,000                         0.04%                   192
1125 Oppenheimer Gold & Special Minerals Fund         0.1                                    50,000                         0.04%                   192
1126 Oppenheimer Global Allocation Fund
     (Cayman) Ltd. (1)                                                  0.1                                    50,000                         0.04%                   192

Total Private Funds                                                   367.7                                 900,000                         0.69%                  3,464

All Funds – Subtotal                                          $ 164,752.9                               $106,100,000                  81.62%               $ 408,366

                                                                        ________                               ___________               ________          ________

OFI and affiliates                                               23,900,000                                                                     18.38%               112,701

OFS/SSI                                                             91,953

Grand Total                                                                                                      $130,000,000                   100.0%               $613,020

(1)	Amount to be retained by OFI until the fund is effective

JOINT INSURED AGREEMENT – BLANKET BOND

Agreement made as of November 30, 2010 (except as otherwise indicated below) by and among the investment companies listed on Schedules A and B hereto (collectively, the "Funds"), together with certain other insured parties listed on Schedule C (the "Private Funds") and on Schedule D hereto (the "Managers"), which are described in part (b) of Rule 17g-1 of the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, ("Rule 17g-1") and which, together with the Funds, are hereinafter collectively referred to as the "Assureds";

WHEREAS, each of the Assureds is jointly insured against specified fidelity and other losses under an investment Company Blanket Bond currently issued in the aggregate amount of $130.0 million, by ICI Mutual Insurance Company (the "Bond");

WHEREAS, certain of the Funds, the Managers and other entities, were parties to a Joint Insured Agreement by and among them as of November 30, 2009; and

WHEREAS, since November 30, 2009, the Bond was renewed, and the listing of Funds insured by the Bond was changed;

NOW, THEREFORE, in consideration of the mutual covenants set forth below, the Assureds agree as follows:

1.     Except as stated in paragraph 3 of this Agreement, each Fund agrees to maintain fidelity coverage under the Bond in an amount (i) equal to that required under paragraph (d)(1) of Rule 17g-1, or (ii) for multi-series Funds, the sum of the coverage assigned to each series that is equal to that required under paragraph (d)(1) of Rule 17g-1. All Assureds agree to maintain aggregate coverage for all other losses insured against under the Bond in the amounts set forth in the Bond, unless otherwise agreed by the Assureds. The premium cost for the Bond (the "Bond Premium") will be shared as follows: (a) the Managers will, in the aggregate, share in the premium cost in an amount equal to the ratio of the amount of coverage assigned in the aggregate to the Managers (as determined from time to time) to the total amount of coverage under the Bond, and the Managers shall also pay 15% of the Bond Premium on behalf of its transfer agent division and subsidiaries named in Schedule C, and (b) each of the Funds will share in the balance of the Bond Premium in the ratio of the amount of its respective coverage as so determined from time to time pursuant to the procedure set forth in paragraphs 2 and 3 hereof.

2.     In the event that any Assured determines that the amount of its coverage should be reduced, such reduction will be effected and a return of the reallocated premium made if and to the extent that one or more of the other participating Assureds requires or desires an increased amount of insurance coverage.

3.     Any Fund may, pursuant to a resolution or policy of its Board, have a greater amount of fidelity insurance and have other insurance coverages in additional amounts provided by the Bond if the total coverage under the Bond (including any increase or adjustment) can include such insurance and the allocation of premium to such Fund for the remaining term of the Bond will be based on the ratio of its elected coverage to the total amount of coverage under the Bond.

4.     In the event a loss is sustained by two or more of the Assureds that exceeds the Bond's limit of liability, the amount of such recovery will be prorated in the ratio of the insurance coverage of such Assureds under the Bond, provided that for fidelity losses under the Bond, such recovery for a Fund will be at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required of that Fund by paragraph (d)(1) of Rule 17g-1.

5.     An investment company (a "New Fund") having an investment adviser or subadvisor that is, or is affiliated with, OppenheimerFunds, Inc. ("OFI") and either having the same Board of Directors, Board of Trustees, Board of Managing General Partners or Board of Managers as any of the Funds, or serving as an underlying investment for any of the Funds, may become a named insured under the Bond, provided that the Assureds agree to any increase in aggregate coverage under the Bond if necessary, and provided that the New Fund causes this Agreement to be signed on its behalf as of the date it agrees to the terms and conditions of this Agreement; such New Fund shall be deemed to be added to the appropriate Schedule, according to its Board. A party that is an affiliate, or an affiliate of an affiliate, of OFI (a "New Manager") may become a named insured under the Bond, provided that the New Manager causes this Agreement to be signed on its behalf as of the date it agrees to the terms and conditions of this Agreement; such New Manager shall be deemed to be added to Schedule D.

6.     Each of the Assureds understands and agrees that the obligations of the Assureds under this Agreement are not binding upon any shareholder or Director of the Assureds personally, but bind only the Assureds and their respective property. Each of the Assureds represents that it has notice of the provisions of the Declarations of Trust of the Assureds that are organized as Massachusetts business trusts and the Agreements of Limited Partnership of the Assureds that are organized as Delaware limited partnerships, disclaiming shareholder, trustee and managing general partner liability for acts or obligations of such Assureds.

7.     This Agreement supersedes the aforesaid Joint Insured Agreement dated November 30, 2009.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year above written.

SCHEDULE A

[“New York Board Funds”]

OPPENHEIMER ABSOLUTE RETURN FUND

OPPENHEIMER AMT-FREE MUNICIPALS

OPPENHEIMER AMT-FREE NEW YORK MUNICIPALS

OPPENHEIMER BALANCED FUND

OPPENHEIMER BARING SMA INTERNATIONAL FUND

OPPENHEIMER CALIFORNIA MUNICIPAL FUND

OPPENHEIMER CAPITAL APPRECIATION FUND

OPPENHEIMER DEVELOPING MARKETS FUND

OPPENHEIMER DISCOVERY FUND

OPPENHEIMER EQUITY INCOME FUND, INC.

OPPENHEIMER GLOBAL FUND

OPPENHEIMER GLOBAL OPPORTUNITIES FUND

OPPENHIEMER GLOBAL VALUE FUND

OPPENHEIMER GOLD & SPECIAL MINERALS FUND

OPPENHEIMER INSTITUTIONAL MONEY MARKET FUND

OPPENHEIMER INSTITUTIONAL TREASURY MONEY MARKET FUND

OPPENHEIMER INTERNATIONAL DIVERSIFIED FUND

OPPENHEIMER INTERNATIONAL GROWTH FUND

OPPENHEIMER INTERNATIONAL SMALL COMPANY FUND

OPPENHEIMER LIMITED TERM CALIFORNIA MUNICIPAL FUND

OPPENHEIMER MASTER INTERNATIONAL VALUE FUND, LLC

OPPENHEIMER MONEY MARKET FUND, INC.

OPPENHEIMER MULTI-STATE MUNICIPAL TRUST

OPPENHEIMER MUNICIPAL FUND

OPPENHEIMER PORTFOLIO SERIES
OPPENHEIMER QUEST FOR VALUE FUNDS
OPPENHEIMER QUEST INTERNATIONAL VALUE FUND
OPPENHEIMER REAL ESTATE FUND
OPPENHEIMER RISING DIVIDENDS FUND
OPPENHEIMER ROCHESTER ARIZONA MUNICIPAL FUND
OPPENHEIMER ROCHESTER DOUBLE TAX-FREE MUNICIPALS

OPPENHEIMER ROCHESTER GENERAL MUNICIPAL FUND

OPPENHEIMER ROCHESTER MARYLAND MUNICIPAL FUND
OPPENHEIMER ROCHESTER MASSACHUSETTS MUNICIPAL FUND
OPPENHEIMER ROCHESTER MICHIGAN MUNICIPAL FUND
OPPENHEIMER ROCHESTER MINNESOTA MUNICIPAL FUND
OPPENHEIMER ROCHESTER NORTH CAROLINA MUNICIPAL FUND
OPPENHEIMER ROCHESTER OHIO MUNICIPAL FUND
OPPENHEIMER ROCHESTER VIRGINA MUNICIPAL FUND
OPPENHEIMER SELECT VALUE FUND
OPPENHEIMER SERIES FUND, INC.

OPPENHEIMER SMALL- & MID-CAP GROWTH FUND

OPPENHEIMER TRANSITION 2010 FUND

OPPENHEIMER TRANSITION 2015 FUND

OPPENHEIMER TRANSITION 2020 FUND

OPPENHEIMER TRANSITION 2025 FUND

OPPENHEIMER TRANSITION 2030 FUND

OPPENHEIMER TRANSITION 2040 FUND

OPPENHEIMER TRANSITION 2050 FUND

OPPENHEIMER U.S. GOVERNMENT TRUST

ROCHESTER FUND MUNICIPALS

ROCHESTER PORTFOLIO SERIES

By: /s/ Robert G. Zack__

Robert G. Zack, Secretary

SCHEDULE B

[“Denver Board Funds”]

OPPENHEIMER CAPITAL INCOME FUND

OPPENHEIMER CASH RESERVES

OPPENHEIMER CHAMPION INCOME FUND

OPPENHEIMER COMMODITY STRATEGY TOTAL RETURN FUND

OPPENHEIMER CORPORATE BOND FUND

OPPENHEIMER CURRENCY OPPORTUNITIES FUND

OPPENHEIMER EMERGING MARKETS DEBT FUND

OPPENHEIMER EQUITY FUND, INC.

OPPENHEIMER GLOBAL STRATEGIC INCOME FUND

OPPENHEIMER INTEGRITY FUNDS

OPPENHEIMER INTERNATIONAL BOND FUND

OPPENHEIMER LIMITED-TERM GOVERNMENT FUND

OPPENHEIMER MAIN STREET FUNDS, INC.

OPPENHEIMER MAIN STREET SELECT FUND

OPPENHEIMER MAIN STREET SMALL- & MID-CAP FUND

OPPENHEIMER MASTER EVENT-LINKED BOND FUND, LLC

OPPENHEIMER MASTER INFLATION PROTECTED SECURITIES FUND, LLC

OPPENHEIMER MASTER LOAN FUND, LLC

OPPENHEIMER PORTFOLIO SERIES FIXED INCOME ACTIVE ALLOCATION FUND

OPPENHEIMER PRINCIPAL PROTECTED TRUST I

OPPENHEIMER PRINCIPAL PROTECTED TRUST II

OPPENHEIMER PRINCIPAL PROTECTED TRUST III

OPPENHEIMER SENIOR FLOATING RATE FUND

OPPENHEIMER TOTAL RETURN FUND PERIODIC INVESTMENT PLAN

OPPENHEIMER VARIABLE ACCOUNT FUNDS

PANORAMA SERIES FUND, INC.

By:      /s/ Robert G. Zack_______________

Robert G. Zack, Vice President and

Secretary

SCHEDULE C

RAF FUND LTD.
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CAYMAN) LTD.
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA (CAYMAN) LTD.
OPPENHEIMER CURRENCY OPPORTUNITIES FUND (CAYMAN) LTD.
OPPENHEIMER ABSOLUTE RETURN FUND (CAYMAN) LTD.
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND (CAYMAN) LTD.
OPPENHEIMER GLOBAL ALLOCATION FUND (CAYMAN) LTD.

                                                                                                              By: /s/ Brian W. Wixted____

                                Brian W. Wixted, Director

                                                                                                           OFI LIQUID ASSETS FUND, LLC

                                                                                                            By: /s/ Robert G. Zack______

                                                                                                                 Robert G. Zack, Executive Vice President

                                                                                                                 and General Counsel – Corporate
                                                                                                                 OPPENHEIMERFUNDS, INC.

                              as Managing Member and Advisor

SCHEDULE D

OPPENHEIMERFUNDS, INC.

on behalf of itself and on behalf of:

OPPENHEIMERFUNDS SERVICES

OPPENHEIMERFUNDS DISTRIBUTOR, INC.

OPPENHEIMER ACQUISITION CORP.

OPPENHEIMERFUNDS INTERNATIONAL LTD.

OPPENHEIMER REAL ASSET MANAGEMENT, INC.

OFI INSTITUTIONAL ASSET MANAGEMENT, INC.

OPPENHEIMERFUNDS LEGACY PROGRAM

SHAREHOLDER SERVICES, INC.

SHAREHOLDER FINANCIAL SERVICES, INC.

OPPENHEIMER FUNDS, INC. RETIREMENT PLAN

OPPENHEIMERFUNDS, INC. CAPITAL ACCUMULATION PLAN

OPPENHEIMERFUNDS, INC. DEFERRED COMPENSATION PLAN

                                                                   By:      /s/ Robert G. Zack______

                     Robert G. Zack

                     Executive Vice President

                     and General Counsel – Corporate
                     OPPENHEIMERFUNDS, INC.